Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Signing Day Sports, Inc. (the “Company”) on Form S-1, of our report dated January 24, 2023, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the consolidated financial statements of the Company as of December 31, 2021 and for the year then ended, which report appears in the Prospectus, which is part of this Registration Statement. We resigned as auditors on March 6, 2023 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for the periods after December 31, 2021. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus, which is part of this Registration Statement.

/s/ Marcum llp

Marcum llp

Saddle Brook, NJ

January 26, 2024